Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

October 6, 2009	For Immediate Release

NEWS RELEASE
GREAT PANTHER INCREASES PRODUCTION BY 19% OVER SECOND QUARTER

GREAT PANTHER RESOURCES LIMITED (TSX: GPR; the “Company”) is pleased to report production results for the third quarter of 2009 from its two wholly owned mines in Mexico. This was by far the best quarter to date for Guanajuato, in particular, where gold and silver production was at record levels, as ore grades continued to improve.

Third Quarter (“Q3”), 2009 highlights from the Guanajuato and Topia silver mines include:

  Metal production of 597,057 Ag eq oz, an increase of 34% from Q3 2008, 19% from Q2 2009, and a new record.

  Silver production of 398,811 Ag oz, an increase of 41% from Q3 2008 and a new record.

  Gold production of 1,951 Au oz, an increase of 36% from Q3 2008 and a new record.

  Guanajuato metal production of 432,795 Ag eq oz, an increase of 83% from Q3 2008 and a new record.

  Guanajuato silver production of 288,087 Ag oz, a 62% increase from Q3 2008 and a new record.

  Guanajuato gold production of 1,872 Au oz, a 61% increase from Q3 2008 and a new record.

  Guanajuato ore grades at record highs of 2.0g/t Au and 315g/t Ag.

  Guanajuato metallurgical recovery of gold, at 84.8%, a new record.

  Discovery and development of three new ore zones at Guanajuato.

  Topia silver production of 110,724 Ag oz, a 5% increase from Q3 2008.

  Topia metallurgical recoveries of silver, lead and zinc at record highs of 91.2%, 93.0% and 89.3%, respectively.

  Topia lead concentrate grade at a record high of 8.97kg/t silver.

  NI 43-101 compliant measured and indicated resources for Topia increased to 5.5 million Ag eq oz, plus inferred resources of 5.7 million Ag eq oz, sufficient to support a 10-year mine plan.

  New three-year strategy announced to accelerate annual production to 3.8 million Ag eq oz and increase resources to 40 million Ag eq oz, including a capital investment of $22 million and a 65,000-metre, $14 million diamond drilling programme for both mines.

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

(Note: Silver equivalent ounces, (Ag eq oz), for 2009, are established using prices of US$850/oz Au, US$11/oz Ag, US$0.50/lb Pb and US$0.50/lb Zn.)

Guanajuato Mine

Guanajuato achieved record production of 288,087 oz silver and 1,872 oz gold, (432,795 Ag eq oz), from milling 34,325 tonnes of ore. The average ore grade, at 315g/t Ag, and 2.00g/t Au, (15.10 Ag eq oz), represents a 70% increase in the silver equivalent grade when compared to Q3 2008.

The discovery and development of three new ore zones helped to provide increased production at Guanajuato. Ore from the Santa Margarita vein averaged more than 5g/t Au, while the grade of ore mined from the Los Pozos and Cata Alto 2 zones was generally higher than average. Production at Cata, by cut-and-fill mining, continued from the 460 and 417 levels on the Veta Madre and the decline ramp was extended towards the 490 level. Rayas production was achieved from a combination of remnant and pillar recovery from the main Rayas Clavo and new resource development on the gold-rich Santa Margarita and Los Pozos zones. Stoping of the Guanajuatito North zone continued on the 20 and 50 levels and development was initiated on the 80 level.

Guanajuato plant performance continues to excel. Metal recoveries for Q3 2009 averaged 84.8% for gold and 82.9% for silver compared to Q3 2008 when they were 77.5% and 83.0%, respectively. The quality of concentrates shipped to the IMMSA copper smelter averaged 14.13kg/t Ag and 92g/t Au.

Exploration for the extensions of and/or ore definition diamond drilling for the Cata Clavo and other high grade areas continue from stations located adjacent to current underground workings. An exploration

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

drift is being driven on the 390 level at Rayas to facilitate deep drilling of the extensions of the Rayas Clavo, Santa Margarita and other veins.

Topia Mine

Metal production for the third quarter totaled 110,724 oz Ag, 79 oz Au, 464,510 lbs Pb, and 580,043 lbs Zn, or 164,262 Ag eq oz, from milling 7,680 tonnes of ore. The silver production represents a 5% increase from Q3 2008. The ore grades, at 492g/t Ag, 0.4g/t Au, 2.95% Pb and 3.84% Zn, or 23.62 Ag eq oz, represent a 10% improvement over Q3 2008.

Topia plant performance was excellent, with metal recoveries of 91.2% for Ag (a record), 79.8% for Au, 93.0% for Pb (a record), and 89.3% for Zn (a record). Concentrate qualities were at record highs, with the lead concentrate at 57.2% Pb and 8,971g/t Ag, and the zinc concentrate at 54.8% Zn. In addition to processing the 7,680 tonnes from the Company’s mines, 3,069 tonnes were custom milled for a local miner, thereby increasing revenue and keeping unit costs down.

Topia processes ore being mined and hauled from 12 small separate mines. The high-grade narrow veins are being mined to ensure minimal waste dilution. A small surface diamond drilling programme was completed to explore extensions of the Recompensa, San Gregorio, El Rosario, Veta Madre (El Ochenta), and Cantarranas veins. Assays of vein intersections are being compiled and will guide future mine development and production expansion.

Topia’s concentrates were sold under long term agreements to Louis Dreyfus Commodities Metals Suisse S.A., part of one of the world’s largest commodities trading companies. Concentrates were shipped through the Pacific port of Manzanillo to Asian smelters. The terms of the new agreements represent a significant unit cost saving for Topia.

The NI 43-101 compliant mineral resource estimate for Topia has been updated and comprises Measured & Indicated Mineral Resources of 173,103 tonnes at 552g/t silver, 0.99g/t gold, 5.58% lead and 4.83% zinc (5,458,218 silver equivalent ounces) as well as 174,562 tonnes of 633g/t silver, 1.03g/t gold, 5.10% lead and 3.84% zinc (5,692,957 silver equivalent ounces) in the Inferred category. At current production levels, management considers the new resource to be sufficient for at least a 10 year mine life.

Outlook.

On a year-to-date basis, metal production from both operations, at 1.58 million Ag eq oz, is ahead of plan and Great Panther remains on target to meet or exceed its annual goal of 2.07 million Ag eq oz. Costs are being controlled at both mines and the improved concentrate sales contracts and higher base metal prices will give lower unit costs and higher profitability at Topia. The record high metals production at Guanajuato will mean yet lower unit costs and with strong silver and gold prices, profitability is expected to improve further. Combined unit costs for the two mines are estimated to be in the range of US$6.00 to $6.50 per oz Ag, net of by-products for the year 2009.

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

The ultimate goal of Great Panther’s new 3-year growth strategy is one of profitable growth. The record high third quarter production should result in a third straight quarter of record earnings from mining operations and, providing metal prices remain robust, earnings are projected to continue to increase. Great Panther’s management considers that the best way to capitalize on a rise in the silver price is to do so by monetizing it through production.

It is anticipated that the new strategy should see the Company’s annual production increase to approximately 3.8 million Ag eq oz by 2012 from its two existing mines in Mexico. Increased throughput and operating efficiencies should allow for further increases beyond this level such that production upside will remain. The new plan foresees the production of 2.5 million Ag eq oz in 2010, 3.0 million Ag eq oz in 2011 and 3.8 million Ag eq oz in 2012. This equates to annual increases of approximately 20% and a total increase of more than 100% from 2008 levels. In addition, Great Panther intends to build its resource base at the Guanajuato and Topia operations to support a minimum 10 year mine life at the planned rate – a minimum of 40 million Ag eq oz.

Operating costs are anticipated to continue to decrease from existing levels towards US$4.00 per oz of silver (net of by-product credits). Capital expenditures for the new strategy are projected to total approximately $22 million over the next 3 years, with an additional $14 million in exploration spending. It is anticipated that the vast majority of this will be funded internally from cash flows.

Robert F. Brown, P.Eng. and Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parametres as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.